Exhibit 99.2

ALIBABA GROUP HOLDING LIMITED

26/F Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong SAR, China

PROXY STATEMENT

GENERAL

The board of directors of Alibaba Group Holding Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “General Meeting”) to be held on September 30, 2020 at 7:00 p.m., China Standard Time, or 7:00 a.m., U.S. Eastern Daylight Time. The General Meeting will be held on the Company’s campus at 969 West Wen Yi Road, Yu Hang District, Hangzhou, People’s Republic of China.

You can review and download the proxy statement and other proxy materials at the “Investor Relations — Annual General Meeting” section of the Company’s website at www.alibabagroup.com/en/ir/agm, or request a paper or e-mail copy of the proxy statement and other proxy materials, free of charge, by e-mail to shareholdermeeting@alibaba-inc.com.

SIMULTANEOUS VIRTUAL MEETING

A live webcast of the General Meeting will be accessible via Internet at: www.virtualshareholdermeeting.com/alibaba20 (the “Virtual Meeting”). This website will be accessible on or shortly after the date of this proxy statement.

To log into the Virtual Meeting, you will need a unique 16-digit control code, which the holders of ADSs will receive together with the Notice of Annual General Meeting in the mail and holders of Ordinary Shares can obtain by calling the international toll number mailed to you together with the Notice of Annual General Meeting. With your 16-digit control code, you will be able to submit questions through the Virtual Meeting prior to the meeting and in real-time during the meeting. Due to the time limit, only selected questions submitted through the Virtual Meeting will be answered at the General Meeting. You will not be able to vote through the Virtual Meeting.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Only holders of the Company’s ordinary shares, par value US$0.000003125 per share (“Ordinary Shares”) of record as of the close of business on August 17, 2020, China Standard Time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the General Meeting.

1

Holders of American Depositary Shares (“ADSs”) issued by Citibank, N.A., as Depositary of the ADSs, and representing our Ordinary Shares are not entitled to attend or vote at the General Meeting under the Company’s Articles of Association (the “Articles”). Please note that any ADS holder who appears at the venue of the General Meeting will not be allowed to attend the General Meeting. Holders of ADSs as of the close of business on August 17, 2020, U.S. Eastern Daylight Time (the “ADS Record Date”) will be able to instruct Citibank, N.A., the holder of record of Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Citibank, N.A., as Depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders.

One or more shareholders holding in aggregate not less than one-third of the voting power of the Ordinary Shares of the Company in issue carrying a right to vote at the General Meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy and entitled to vote, shall be a quorum for all purposes. As of the close of business on the Ordinary Shares Record Date, 21,645,092,800 Ordinary Shares were issued and outstanding. As of the close of business on the ADS Record Date, 14,973,114,520 Ordinary Shares were represented by ADSs.

VOTING AND SOLICITATION

Each Ordinary Share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the General Meeting. Each resolution put to the vote at the General Meeting will be decided by poll.

Copies of solicitation materials will be furnished to all holders of Ordinary Shares and ADSs of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names Ordinary Shares or ADSs of the Company beneficially owned by others, to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing or e-mail address set forth in the proxy form before 7:00 p.m., China Standard Time, on September 28, 2020 (the deadline for the return of such proxy forms), the Ordinary Shares they represent will be voted by the proxy holder at the General Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in favor of the items set forth in the proxy form. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the General Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

2

VOTING BY HOLDERS OF ADSs

As the holder of record for all the Ordinary Shares represented by the ADSs (through a nominee), only Citibank, N.A., in its capacity as Depositary of the ADSs, may attend and vote those Ordinary Shares at the General Meeting.

We have requested Citibank, N.A., as Depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the General Meeting and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If an ADS Voting Card is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of the items set forth in the ADS Voting Card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the General Meeting, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such issue.

If no timely instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m. U.S. Eastern Daylight Time, September 22, 2020, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder’s ADSs, unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

REVOCABILITY OF PROXIES AND ADS VOTING CARDS

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Ordinary Shares only, by attending the General Meeting and voting in person.

3

PROPOSAL 1:

AMEND AND RESTATE THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION TO EXPRESSLY PERMIT COMPLETELY VIRTUAL SHAREHOLDERS’ MEETINGS AND REFLECT OTHER UPDATES

Currently, the Articles do not expressly permit that shareholders’ meetings may be held completely virtually. Having taken into consideration the disruptions caused by the COVID-19 pandemic and to allow for future flexibility (including allowing the Company to convene shareholders’ meetings in the event of a pandemic or other extraordinary situations), the board of directors of the Company has approved and is recommending to shareholders for approval at the General Meeting, a resolution to amend and restate the Articles as follows:

1.                                      The following definitions shall be inserted:

“Communication Facilities” means technology by which natural persons are capable of hearing and being heard by each other, and if the Directors so determine in respect of any general meeting of the Shareholders, the functional equivalent for those with no or impaired hearing;

“Present” means, in respect of any Person, such Person’s presence at a general meeting of Shareholders, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the venue specified in the notice convening the meeting; or (b) in the case of any meeting at which Communications Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by Communication Facilities in accordance with procedures specified in the notice convening such general meeting; and “Presence” shall be construed accordingly; and

“Virtual Meeting” means any general meeting of the Shareholders at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to be Present solely by means of Communications Facilities.

2.                                      Article 58 shall be amended and replaced in its entirety as follows:

“At least 10 days’ advance notice but not more than 60 days’ advance notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (except in the case of a Virtual Meeting), the day and the hour of the meeting as determined by the Board and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Board, provided that a general meeting of the Company shall,

4

whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)                                 in the case of an annual general meeting by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)                                 in the case of an extraordinary general meeting by a majority in number of the Shareholders (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than 95% in par value of the Shares giving that right.”

3.                                      Article 60 shall be amended and replaced in its entirety as follows:

“No business shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. The quorum required for a general meeting of Shareholders is the Presence of at least one Shareholder entitled to vote, holding in aggregate not less than one-third of the voting power of the Shares in issue carrying a right to vote at such meeting.”

4.                                      Article 62 shall be amended and replaced in its entirety as follows:

“If the Directors so determine in respect of a specific general meeting or all general meetings of the Company, Presence at the relevant general meeting may be by means of Communication Facilities. In addition, the Directors may determine that any general meeting may be held as a Virtual Meeting and this shall be specified in the notice of meeting. The notice of any general meeting at which Communication Facilities may be utilized (including any Virtual Meeting) must set forth the Communications Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the general meeting utilizing such Communication Facilities. In the event that there is a technical failure or impairment in the Communications Facilities or the facilities ancillary thereto, and/or any Person or section of Persons intending to be Present is unable to hear or be heard (or the functional equivalent for those with no or impaired hearing where such is provided for) or claims such to be the case, this shall not, in the absence of bad faith on the part of the Company in respect of such failure or impairment, invalidate the proceedings at the relevant meeting, provided that, in the reasonable opinion of the chairman of the meeting, at least Persons constituting a quorum as provided for in these Articles were capable of hearing and being heard by each other (or functional equivalent for those with no or impaired hearing where this is provided for) at all material times during the meeting. In the event that the chairman of the meeting becomes aware of such failure or impairment at the commencement of or during the general meeting, he may, but is not obliged, to pause (but without adjourning) the proceedings, for such period as he considers reasonable, to allow for the Company and/or its agents to endeavour to rectify such failure or impairment; and at the expiry of such period, the chairman may (but subject to the proviso regarding quorum in the preceding sentence) continue with the general meeting, even if such failure or impairment has not been rectified. The chairman of the meeting is entitled at any point, but is not obliged, to adjourn the meeting without having such adjournment approved by any procedural motion or other consent of those present at the meeting, and to reconvene it on such terms as he considers appropriate in his discretion, in the event that he considers that a failure or impairment in the Communication Facilities has occurred.”

5

5.                                      Article 64 shall be amended and replaced in its entirety as follows:

“If there is no Chairman, or if at any general meeting he is not Present within sixty minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting. The Chairman of any general meeting shall be entitled to participate at any such general meeting by Communication Facilities, in which event the following provisions shall apply:

(a)                                 he shall be deemed to be Present at the general meeting; and

(b)                                 if the Communication Facilities fail to enable the chairman of the general meeting to hear and be heard by other Persons participating in that meeting constituting at least a quorum as provided for in these Articles, in the reasonable opinion of that chairman, then any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders Present shall chose any Person Present to be chairman of that meeting.”

6.                                      Articles 61 and 65 shall be amended to replace all instances of “present” with “Present.”

We are also taking this opportunity to restate the Company’s memorandum of association (the “Memorandum”) to reflect the Company’s current share capital, which is US$100,000 divided into 32,000,000,000 Ordinary Shares with a par value of US$0.000003125, following the share subdivision that was approved by our shareholders at the meeting held on July 15, 2019 and became effective on July 30, 2019. The Memorandum and Articles, as so amended and restated, are set forth in Exhibit A hereto.

Pursuant to Article 48 and Article 166 of the Articles, the Company may alter or amend the Memorandum and Articles by Special Resolution, which requires a majority of not less than three-fourth of the votes cast by Shareholders who are present, either in person or by proxy, at the General Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSED AMENDMENT AND RESTATEMENT OF THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION TO EXPRESSLY PERMIT COMPLETELY VIRTUAL SHAREHOLDERS’ MEETINGS AND REFLECT OTHER UPDATES.

6

PROPOSAL 2:

ELECTION OF DIRECTORS

According to Article 88 of the Articles, the board of directors is divided into three groups designated as Group I, Group II and Group III. The current term of office of the Group III directors, consisting of Jack Yun MA and Walter Teh Ming KWAUK, will expire at the General Meeting.

Pursuant to Article 90 of the Company’s Articles of Association, the Company’s nominating and corporate governance committee has nominated Walter Teh Ming KWAUK, Lakeside Partners L.P. (the “Alibaba Partnership”) has nominated Maggie Wei WU (the “Alibaba Partnership Nominee”) and SoftBank Group Corp. (“SoftBank,” formerly known as SoftBank Corp.) has nominated Kabir MISRA (the “SoftBank Nominee”) for election as Group III directors of the Company, each to serve for a three year term or until such director’s successor is elected or appointed and duly qualified.

The Company has previously entered into a voting agreement (the “Voting Agreement”) with Jack Yun MA, Joseph C. TSAI, SoftBank and other parties. Pursuant to the Voting Agreement, SoftBank, who holds approximately 24.9% of the Ordinary Shares issued and outstanding as of the Ordinary Shares Record Date, will vote in favor of the election of the Alibaba Partnership Nominee, and Jack MA and Joe TSAI, who collectively hold approximately 6.3% of the Ordinary Shares issued and outstanding as of the Ordinary Shares Record Date, will vote in favor of the election of the SoftBank Nominee.

Pursuant to Article 91 of the Company’s Articles of Association, if a director nominee is not elected by the Company’s shareholders, the party or group entitled to nominate that director has the right to appoint a different person to serve as an interim director until the Company’s next annual general meeting of shareholders.

Information relating to the director nominees is set forth below.

Name	Age	Position/Title

Maggie Wei WU(1)	52	Chief Financial Officer
Kabir MISRA(2)	51	—
Walter Teh Ming KWAUK(3)	67	Independent director

(1)                 Nominated by the Alibaba Partnership.

(2)                 Nominated by SoftBank.

(3)                 Nominated by our nominating and corporate governance committee.

7

Maggie Wei WU has been our chief financial officer since May 2013 and head of strategic investments since June 2019. Maggie joined our company in July 2007 as chief financial officer of Alibaba.com. She was voted best CFO in FinanceAsia’s annual poll for Asia’s Best Managed Companies in 2010. In 2018, she was named one of the world’s 100 most powerful women by Forbes. Before joining Alibaba, Maggie was an audit partner at KPMG in Beijing. Maggie is a member of the Association of Chartered Certified Accountants (ACCA). She received a bachelor’s degree in accounting from Capital University of Economics and Business.

Kabir MISRA is currently a managing partner at RPS Ventures, a venture capital firm in Palo Alto, CA. Prior to October 2018, Kabir was a managing partner at SoftBank Investment Advisors (which manages the SoftBank Vision Fund) and SoftBank Capital. He has worked with SoftBank since 2006 and has assisted Mr. Masayoshi Son with our company and his duties as one of our directors since before our IPO. Kabir has also represented SoftBank at various points on the boards of its investee companies, most recently at Flipkart, PayTm, Tokopedia, Coupang, BigCommerce and PayActiv. Prior to joining SoftBank, Kabir worked as an investment banker in the U.S. and Hong Kong. He has an A.B. in Economics from Harvard University and an MBA from the Stanford Graduate School of Business.

Walter Teh Ming KWAUK has been our director since September 2014. He previously served as an independent non-executive director and chairman of the audit committee of Alibaba.com Limited, one of our subsidiaries, which was listed on the Hong Kong Stock Exchange, from October 2007 to July 2012. Walter is currently a senior adviser of Motorola Solutions (China) Co., Ltd. and serves as an independent non-executive director and chairman of the audit committee of each of Sinosoft Technology Group Limited, a company listed on the Hong Kong Stock Exchange, and WuXi Biologics (Cayman) Inc., a company listed on the Hong Kong Stock Exchange and Hua Medicine, a company listed on the Hong Kong Stock Exchange, and as a director of several private companies. Walter was a vice president of Motorola Solutions, Inc. and its director of corporate strategic finance and tax, Asia Pacific from 2003 to 2012. Walter served with KPMG from 1977 to 2002 and held a number of senior positions, including the general manager of KPMG’s joint venture accounting firm in Beijing, the managing partner in KPMG’s Shanghai office and a partner in KPMG’s Hong Kong Office. He is a member of the Hong Kong Institute of Certified Public Accountants. Walter received a bachelor’s degree in science and a licentiate’s degree in accounting from the University of British Columbia.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

8

PROPOSAL 3:

RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING MARCH 31, 2021

The Company’s audit committee (“Audit Committee”) proposes to ratify and approve the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2021.

In the event the holders of Ordinary Shares fail to ratify the appointment, the Audit Committee will reconsider the appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its shareholders’ best interests.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING MARCH 31, 2021.

OTHER MATTERS

We know of no other matters to be submitted to the General Meeting. If any other matters properly come before the General Meeting, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
TIMOTHY A. STEINERT
Company Secretary

Dated: August 24, 2020

9

Exhibit A

Amended and Restated Memorandum and Articles of Association

10

THE COMPANIES LAW (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

ALIBABA GROUP HOLDING LIMITED

阿里巴巴集團控股有限公司

(adopted by a Special Resolution passed on [September 30, 2020])

THE COMPANIES LAW (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

ALIBABA GROUP HOLDING LIMITED

阿里巴巴集團控股有限公司

(adopted by a Special Resolution passed on [September 30, 2020])

1.                                      The English name of the Company is Alibaba Group Holding Limited and the Chinese name of the Company is 阿里巴巴集團控股有限公司.

2.                                      The Registered Office of the Company is situated at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.                                      The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

4.                                      The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Law.

5.                                      The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.                                      The liability of each Shareholder of the Company is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.                                      The authorized share capital of the Company is US$100,000 divided into 32,000,000,000 Ordinary Shares of a nominal or par value of US$0.000003125 each. Subject to the Companies Law and the Articles of Association, the Company shall have power to redeem or purchase any of its Shares and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.                                      The Company has the power to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.                                      Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

i

BORROWING POWERS OF DIRECTORS	.	29

THE SEAL		30

DISQUALIFICATION OF DIRECTORS		30

PROCEEDINGS OF DIRECTORS		30

PRESUMPTION OF ASSENT		32

DIVIDENDS	.	33

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION	.	34

CAPITALIZATION		35

SHARE PREMIUM ACCOUNT		36

NOTICES		36

INFORMATION		37

INDEMNITY		37

FINANCIAL YEAR		38

NON-RECOGNITION OF TRUSTS		38

WINDING UP		39

AMENDMENT OF ARTICLES OF ASSOCIATION		39

MERGERS AND CONSOLIDATIONS.		40

CLOSING OF REGISTER OR FIXING RECORD DATE		40

CLAIMS AGAINST THE COMPANY	.	41

REGISTRATION BY WAY OF CONTINUATION		41

DISCLOSURE		41

ii

THE COMPANIES LAW (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

ALIBABA GROUP HOLDING LIMITED

阿里巴巴集團控股有限公司

(adopted by a Special Resolution passed on [September 30, 2020])

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Law shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.                                      In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American depositary share representing Ordinary Shares;

“Articles” or “Articles of Association”	means these articles of association of the Company, as amended or substituted from time to time;

“Articles Effectiveness Date”	means on September 24, 2014, the date upon which these Articles become effective;

“Attorney” or “Authorized Signatory”	means any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, appointed to be the attorney or attorneys or authorized signatory of the Company;

“Board” or “Board of Directors” or “Directors”	means the directors of the Company for the time being or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Commission”	means Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Communication Facilities”

means technology by which natural persons are capable of hearing and being heard by each other, and if the Directors so determine in respect of any general meeting of the Shareholders, the functional equivalent for those with no or impaired hearing;

“Companies Law” or “Statute”	means the Companies Law (2020 Revision) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company”	means Alibaba Group Holding Limited, a Cayman Islands exempted company;

“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to Shareholders;

“Designated Stock Exchanges”

means The New York Stock Exchange in the United States for so long as the Company’s Shares or ADSs are there listed and any other stock exchange on which the Company’s Shares or ADSs are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchanges;

“electronic”

means the meaning given to it in the Electronic Transactions Law and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”

means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Group I”	means the group of Directors that serves until the first annual general meeting following the Articles Effectiveness Date and for each successive three year term thereafter;

“Group II”	means the group of Directors that serves until the second annual general meeting following the Articles Effectiveness Date and for each successive three year term thereafter;

“Group III”	means the group of Directors that serves until the third annual general meeting following the Articles Effectiveness Date and for each successive three year term thereafter;

“Indemnified Person”

means every Director, Secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same;

“Independent Director”	means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board;

“Interested Director”	means a Director who has a direct or indirect interest in any contract, business or arrangement in which the Company or its affiliates is a party or becomes a party to;

“Law”	means the Companies Law and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting the Company;

“Memorandum of Association” or “Memorandum”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Month”	means calendar month;

“Ordinary Resolution”	means a resolution:

(a)

passed by a simple majority of the votes cast by Shareholders who, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company, regard being had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Shares”	means the ordinary shares in the capital of the Company;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Partnership”	means Lakeside Partners L.P., a Cayman Islands exempted limited partnership;

“Partnership Agreement”	means the agreement of partnership for the Partnership, dated August 28, 2014;

“Partnership Condition”

means that the Partnership is operating under the terms of the Partnership Agreement, as amended from time to time, provided, however, that any amendment to Clause 5 (Purpose, Business and Powers), Clauses 17.1 through 17.6, 17.8 and Clause 17.9 (each relating to the eligibility for, nomination of and procedures for the election of new partners), Clause 19.2 (relating to the mandatory retirement of partners), Clause 20 (Removal of Partners), Clause 21 (relating to the transfer of partnership interests), Clause 22 (Selection and Removal of Partnership Directors), Clause 28.1 and Clause 28.2(e) (relating to amendments to the Partnership Agreement) of the Partnership Agreement or any other amendment, modification or supplement to the Partnership Agreement having the effect of amending or superseding such provisions has been approved by a majority of the Independent Directors (excluding any Independent Directors nominated or appointed by the Partnership). Any amendment to Clause 5 (Purpose, Business and Powers), Clauses 17.1 through 17.6, 17.8 and Clause 17.9 (each relating to the eligibility for, nomination of and procedures for the election of new partners), Clause 19.2 (relating to the mandatory retirement of partners), Clause 20 (Removal of Partners), Clause 21 (relating to the transfer of partnership interests), Clause 22 (Selection and Removal of Partnership Directors), Clause 28.1 and Clause 28.2(e) (relating to amendments to the Partnership Agreement) of the Partnership Agreement or any other amendment, modification or supplement to the Partnership Agreement having the effect of amending or superseding such provisions without the approval of a majority of the Independent Directors (excluding any Independent Directors nominated or appointed by the Partnership) shall automatically be deemed a failure of the Partnership Condition;

“Person”

means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”

means, in respect of any Person, such Person’s presence at a general meeting of Shareholders, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the venue specified in the notice convening the meeting; or (b) in the case of any meeting at which Communications Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by Communication Facilities in accordance with procedures specified in the notice convening such general meeting; and “Presence” shall be construed accordingly;

“Register”	means the register of members of the Company, which sets out details of the Shareholders of the Company, maintained in accordance with the Companies Law;

“Registered Office”	means the registered office of the Company as required by the Companies Law;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Share”

means a share in the capital of the Company; all references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require; and, for the avoidance of doubt, in these Articles the expression “Share” shall include a fraction of a Share;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Law;

“Shareholder”	means a Person who is registered as the holder of Shares in the Register;

“signed”

means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“SoftBank”	means SoftBank Corp., a Japanese corporation;

“SoftBank Affiliate”

means (i) any wholly owned subsidiary of SoftBank and (ii) any Person that directly or indirectly through one or more intermediaries, is controlled by, or under common control with SoftBank, including but not limited to a subsidiary of SoftBank, provided, however, that, in addition to such control or common control SoftBank either (a) owns, directly or indirectly, share capital or other equity interests representing more than 75% of the outstanding voting securities or other equity interests (disregarding, for the avoidance of doubt, any carried interest or similar economic participation rights of any Person formed as a fund, provided such interest or rights do not confer voting rights as to the governance of such Person on the holder thereof) or (b) owns, directly or indirectly, share capital or other equity interests representing more than 50% of such outstanding voting securities or other equity interests and has the right to designate at least two-thirds (2/3) of the directors of such Person; “control” for the purposes of this definition means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or other arrangement, as trustee or executor, or otherwise;

“Special Partnership Matter”

means, for so long as the Partnership Condition is satisfied, the matters set out in Article 46(a), Article 57(f), Articles 83 to 94 and Article 168 and the definitions of “Partnership”, “Partnership Agreement”, “Partnership Condition”, “Special Partnership Matters” and “Special Resolution” under these Articles;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Law, being a resolution:

(a)

passed by a majority of not less than three-fourths (or, in respect of any resolution relating to a Special Partnership Matter, or in any way having the effect of affecting a Special Partnership Matter, including, without limitation, any amendment to the provisions of the Memorandum or Articles which relate to a Special Partnership Matter, by 95%; or in respect of a Special Resolution passed pursuant to Article 163(c), by 100%) of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given, regard being had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the Special Resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute;

“U.S. Securities Act”

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

“Virtual Meeting”

means any general meeting of the Shareholders at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to be Present solely by means of Communications Facilities;

“Voting Agreement”

means the Voting Agreement among the Company, Yahoo! Inc., SoftBank, the Management Members (as defined therein) and certain other shareholders of the Company dated as of September 18, 2014, as amended from time to time; and

“year”	means calendar year.

2.                                      In these Articles, save where the context requires otherwise:

(a)                                 words importing the singular number shall include the plural number and vice versa;

(b)                                 words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)                                  the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)                                 reference to a U.S. dollar or U.S. dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)                                  reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)                                   reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion (subject, for the avoidance of doubt, to such determination being in accordance with their fiduciary and other duties as Directors) and shall be applicable either generally or in any particular case;

(g)                                  reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another; and

(h)                                 Sections 8 and 19 of the Electronic Transactions Law shall not apply.

3.                                      Subject to the last two preceding Articles, any words defined in the Companies Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.                                      The business of the Company may be conducted as the Directors see fit.

5.                                      The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.                                      The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.                                      The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.                                      Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)                                 issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)                                 grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.                                      The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including,  without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate.

10.                               The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.                               The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

12.                               The Company may not issue shares to bearer.

MODIFICATION OF RIGHTS

13.                               Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied or abrogated with the consent in writing of the holders of a majority of not less than three-fourths of the issued Shares of that Class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

14.                               The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, among other things, the creation, allotment or issue of further Shares ranking equally with or in priority or subsequent to such existing Class or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied or abrogated by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

15.                               A Shareholder shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorize certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

16.                               Every share certificate of the Company shall bear legends required under the applicable laws, including the U.S. Securities Act.

17.                               Any two or more certificates representing Shares of any one Class held by any Shareholder may at the Shareholder’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

18.                               If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Shareholder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

19.                               In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

20.                               The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

21.                               The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

22.                               The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

23.                               For giving effect to any such sale the Directors may authorize some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

24.                               The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

25.                               Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any amounts unpaid on their Shares by giving notice to such Shareholders at least fourteen days prior to the specified time of payment, and each Shareholder shall pay to the Company at the time or times so specified the amount called on such Shares.

26.                               The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

27.                               If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of 8% per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

28.                               The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

29.                               The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

30.                               The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, 8% per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

31.                               If a Shareholder fails to pay any call or installment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or installment remains unpaid, serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.

32.                               The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

33.                               If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

34.                               A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

35.                               A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

36.                               A certificate in writing under the hand of a Director of the Company that a Share has been duly forfeited on a date stated in the certificate, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

37.                               The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

38.                               The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

39.                               The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

40.                               (a)                                 The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)                                 The Directors may also, but are not required to, decline to register any transfer of any Share unless:

(i)                                     the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)                                  the instrument of transfer is in respect of only one Class of Shares;

(iii)                               the instrument of transfer is properly stamped, if required;

(iv)                              in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(v)                                 the Shares transferred are fully paid and free of any lien in favour of the Company; and

(vi)                              any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

41.                               The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than 30 days in any year.

42.                               All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three months after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

TRANSMISSION OF SHARES

43.                               The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

44.                               Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

45.                               A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

ALTERATION OF SHARE CAPITAL

46.                               The Company may by Ordinary Resolution:

(a)                                 increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company  in general meeting may determine (provided that no such rights, priorities or privileges affect any right of the Partnership under these Articles);

(b)                                 consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)                                  convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)                                 by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)                                  cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

47.                               All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

48.                               Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)                                 change its name;

(b)                                 alter or add to the Articles;

(c)                                  alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)                                 reduce its share capital or any capital redemption reserve fund.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

49.                               Subject to the provisions of the Statute, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of such Shares shall be effected in such manner and upon such terms as the Board may determine before the issue of such Shares.

50.                               Subject to the provisions of the Statute, the Company may, by agreement with the relevant Shareholder, repurchase its own Shares (including any redeemable Shares) provided that the manner and terms of such purchase have been approved by the Directors or  by Ordinary Resolution (provided further that no repurchase may be made contrary to the terms or manner recommended by the Directors).

51.                               The Company may make a payment in respect of the redemption or repurchase of its own Shares in any manner permitted by the Statute, including out of capital.

52.                               The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

53.                               The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

54.                               The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

55.                               All general meetings other than annual general meetings shall be called extraordinary general meetings.

56.                               (a)                                 The Company may in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)                                 At these meetings the report of the Directors (if any) shall be presented.

57.                               (a)                                 The Board or the Chairman may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)                                 A Shareholders’ requisition is a requisition of Shareholders holding at the date of deposit of the requisition in aggregate not less than one-third of the voting rights of such of the issued Shares of the Company as at that date of the deposit carries the right of voting at general meetings of the Company.

(c)                                  The requisition must state the objects of the meeting, set forth a form of any resolutions proposed by the requisitionists for consideration at the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)                                 If the Directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of 21 days from the date of the deposit of the requisition.

(e)                                  A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

(f)                                   Notwithstanding any other provision of the Articles, the Shareholders who requisition a meeting:

(i)                                     may propose only Ordinary Resolutions to be considered and voted upon at such meeting; and

(ii)                                  shall have no right to propose any resolutions with respect to the election, appointment or removal of Directors or with respect to the size of the Board.

(g)                                  Save as set out in this  Article 57, the Shareholders have no right to propose resolutions to be considered or voted upon at annual general meetings or extraordinary general meetings of the Company.

NOTICE OF GENERAL MEETINGS

58.                               At least 10 days’ advance notice but not more than 60 days’ advance notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (except in the case of a Virtual Meeting), the day and the hour of the meeting as determined by the Board and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Board, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)                                 in the case of an annual general meeting by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)                                 in the case of an extraordinary general meeting by a majority in number of the Shareholders (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than 95% in par value of the Shares giving that right.

59.                               The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

60.                               No business shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. The quorum required for a general meeting of Shareholders is the Presence of at least one Shareholder entitled to vote, holding in aggregate not less than one-third of the voting power of the Shares in issue carrying a right to vote at such meeting.

61.                               If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not Present within half an hour from the time appointed for the meeting the Shareholder or Shareholders Present and entitled to vote shall form a quorum.

62.                               If the Directors so determine in respect of a specific general meeting or all general meetings of the Company, Presence at the relevant general meeting may be by means of Communication Facilities. In addition, the Directors may determine that any general meeting may be held as a Virtual Meeting and this shall be specified in the notice of meeting. The notice of any general meeting at which Communication Facilities may be utilized (including any Virtual Meeting) must set forth the Communications Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the general meeting utilizing such Communication Facilities. In the event that there is a technical failure or impairment in the Communications Facilities or the facilities ancillary thereto, and/or any Person or section of Persons intending to be Present is unable to hear or be heard (or the functional equivalent for those with no or impaired hearing where such is provided for) or claims such to be the case, this shall not, in the absence of bad faith on the part of the Company in respect of such failure or impairment, invalidate the proceedings at the relevant meeting, provided that, in the reasonable opinion of the chairman of the meeting, at least Persons constituting a quorum as provided for in these Articles were capable of hearing and being heard by each other (or functional equivalent for those with no or impaired hearing where this is provided for) at all material times during the meeting. In the event that the chairman of the meeting becomes aware of such failure or impairment at the commencement of or during the general meeting, he may, but is not obliged, to pause (but without adjourning) the proceedings, for such period as he considers reasonable, to allow for the Company and/or its agents to endeavour to rectify such failure or impairment; and at the expiry of such period, the chairman may (but subject to the proviso regarding quorum in the preceding sentence) continue with the general meeting, even if such failure or impairment has not been rectified. The chairman of the meeting is entitled at any point, but is not obliged, to adjourn the meeting without having such adjournment approved by any procedural motion or other consent of those present at the meeting, and to reconvene it on such terms as he considers appropriate in his discretion, in the event that he considers that a failure or impairment in the Communication Facilities has occurred.

63.                               The Chairman, if any, of the Board shall preside as chairman at every general meeting of the Company.

64.                               If there is no Chairman, or if at any general meeting he is not Present within sixty minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting. The Chairman of any general meeting shall be entitled to participate at any such general meeting by Communication Facilities, in which event the following  provisions  shall apply:

(a)                                 he shall be deemed to be Present at the general meeting; and

(b)                                 if the Communication Facilities fail to enable the chairman of the general meeting to hear and be heard by other Persons participating in that meeting constituting at least a quorum as provided for in these Articles, in the reasonable opinion of that chairman, then any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders Present shall chose any Person Present to be chairman of that meeting.

65.                               The chairman may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

66.                               The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

67.                               At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

68.                               A poll shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

69.                               In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

70.                               A poll on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

71.                               Subject to any rights and restrictions for the time being attached to any Share, every holder of an Ordinary Share and every Person representing a holder of an Ordinary Share by proxy shall have one (1) vote for each Ordinary Share of which such Person or the Person represented by proxy is the holder.

72.                               In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

73.                               A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

74.                               No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

75.                               Votes may be given either personally or by proxy.

76.                               The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder.

77.                               An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

78.                               The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company.

79.                               If both a Shareholder who has appointed a proxy pursuant to the Voting Agreement and the proxy appointed by that Shareholder attend a general meeting and the proxy casts a vote, the vote cast by the proxy, rather than any vote cast by the Shareholder personally, shall be counted to the exclusion of any vote purportedly cast by the Shareholder.

80.                               A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

81.                               Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

CLEARING HOUSES

82.                               If a clearing house (or its nominee) is a Shareholder of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person or Persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Shareholders of the Company provided that, if more than one Person is so authorized, the authorization shall specify the number and class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual  Shareholder holding the number and Class of Shares specified in such authorization.

DIRECTORS

83.                               The Board shall consist of such number of Directors as the Board may determine from time to time, provided that, unless otherwise determined by the Shareholders in a general meeting acting by Ordinary Resolution, the Board shall consist of not less than nine Directors for so long as SoftBank has the right to nominate a Director, and if SoftBank no longer has such right, not less than seven Directors. In no event shall the Board consist of less than five Directors. The Board may expand the number of Directors on the Board, subject to any maximum number determined from time to time by the Board with the approval of the Shareholders at a general meeting acting by Ordinary Resolution.

84.                               In the event of a vacancy due to an increase in the size of the Board, the party entitled to designate a Director nominee to stand for election with respect to such newly created seat on the Board at the next annual general meeting of Shareholders pursuant to Article 90 hereof shall be entitled to appoint any Person as an interim Director to fill such vacancy until the next annual general meeting of Shareholders after such appointment.

85.                               For so long as the Partnership Condition is satisfied, notwithstanding anything in Article 83 or Article 84 to the contrary, if at any time the total number of Directors on the Board nominated or appointed by the Partnership is less than a simple majority for any reason, including because a Director previously nominated by the Partnership ceased to be a Director or because the Partnership had previously not exercised its right to nominate or appoint a simple majority of the total number of Directors on the Board pursuant to Article 90 hereof, the Partnership shall be entitled (in its sole discretion) to nominate or appoint such number of additional Directors to the Board as necessary to ensure that the

Directors nominated or appointed by the Partnership comprise a simple majority of the total number of Directors on the Board. The appointment of additional Directors to the Board pursuant to this Article 85 shall become effective upon the delivery by the Partnership of a written notice (duly executed by the Partnership’s General Partner on behalf of the Partnership) to the Company, without the requirement for any further vote or approval by the Shareholders or the Board and, if necessary, notwithstanding the provisions of Article 83, the number of Directors on the Board shall automatically be increased to allow for the appointment of such additional Directors.

86.                               For so long as Shares or ADSs are listed on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board.

87.                               The Board shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman shall hold office shall also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board. To the extent the Chairman is not present at a meeting of the Board within sixty minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of  the meeting.

88.                               The Board shall be divided into three groups designated as Group I, Group II and Group III, with, as nearly equal a number of Directors in each group as possible. Subject to the preceding sentence, (i) the Partnership shall have the right to determine the number of Directors in each group with respect to Directors added to the Board pursuant to Article 85 hereof and (ii) the Board shall determine the number of Directors in each group in all other circumstances. Directors assigned to Group I shall initially serve until the first annual general meeting following the Articles Effectiveness Date. Directors assigned to Group II shall initially serve until the second annual general meeting following  the Articles Effectiveness Date; and Directors assigned to Group III shall initially serve until the third annual general meeting following the Articles Effectiveness Date. Commencing with the first annual general meeting following the Articles Effectiveness Date, Directors elected to succeed those Directors of the group the term of which shall then expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Upon the Articles Effectiveness Date Joseph C. Tsai, Michael Evans and Jonathan Zhaoxi Lu shall be the initial Group I Directors, Daniel Yong Zhang, Chee Hwa Tung and Jerry Yang shall be the initial Group II Directors and Jack Yun Ma, Masayoshi Son and Walter Teh Ming Kwauk shall be the initial Group III Directors. At such time, Jack Yun Ma, Jonathan Zhaoxi Lu, Joseph C. Tsai and Daniel Yong Zhang and shall be designated as nominees of the Partnership and Masayoshi Son shall be designated as the nominee of SoftBank for all purposes hereunder.

89.                               Each Director shall hold office until his successor is duly elected or appointed or his earlier resignation or removal notwithstanding any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

90.                               Director nominees shall be elected by an Ordinary Resolution of Shareholders at each annual general meeting of the Company to fill the seats of those Directors whose terms expire at such annual general meeting. The persons to stand for election shall be nominated as follows:

(a)                                 For so long as the Partnership Condition is satisfied, the Partnership shall have the right to nominate up to such number of persons who shall stand for election as Directors as may be required to ensure that Directors nominated or appointed by the Partnership shall constitute a simple majority of the total number of Directors on the Board, with as equal a number of such nominated Directors assigned to each group of Directors as possible.

(b)                                 SoftBank shall have the right to nominate one Person to stand for election as a Director belonging to Group III for so long as SoftBank, together with any SoftBank Affiliates, holds Ordinary Shares or ADSs representing at least 15% of the outstanding Ordinary Shares.

(c)                                  For so long as the Partnership Condition is satisfied, the nominating and corporate governance committee shall have the right to nominate the Persons who shall stand for election as Directors for the remainder of the places then available for election to the Board (including any vacancies resulting for the failure of the Partnership to nominate or appoint the maximum number of Directors permitted pursuant to subsection (a) of this Article);

(d)                                 Upon a failure to satisfy the Partnership Condition (and subject to subsection (b) of this Article), the Board shall have the right to nominate the Persons who shall stand for election as Directors for the remainder of the places then available for election to the Board.

91.                               If a Director nominee is not elected by the Shareholders or a Director ceases to serve as a member of the Board for any reason, the party entitled pursuant to Article 90  to nominate or appoint such person, as applicable (regardless of whether such person was in fact nominated or appointed by such party), shall have the right to appoint a different person to serve as an interim Director of the class in which the vacancy exists until the next annual general meeting of the Company. At the next annual general meeting after such appointment, the party entitled to appoint such interim Director (regardless of whether such person was in fact nominated or appointed by such party) shall have the right to nominate a person (who, in the case of the Partnership, cannot be the original nominee) to stand for election for the remainder of the term of the group of Directors to which the original nominee would have belonged or the former Director belonged, as applicable.

92.                               All Director nominations and appointments by the Partnership, SoftBank, and the nominating and corporate governance committee shall become effective upon the delivery by the nominating or appointing party of a written notice (duly executed by the Partnership’s General Partner on behalf of the Partnership, an authorized representative of SoftBank, or a majority of members of the nominating and corporate governance committee, as the case may) be to the Company, without the requirement for any further vote or approval by the Shareholders or the Board.

93.                               The Partnership may not transfer or otherwise delegate or give a proxy to any third party with respect to its right to nominate Directors.

94.                               Subject to subsections (a) through (c) of Article 115:

(a)                                 for so long as the Partnership Condition is satisfied, the Directors nominated or appointed by the Partnership are subject to removal, with or without cause, only by the Partnership;

(b)                                 for so long as SoftBank, together with any SoftBank Affiliates, holds Ordinary Shares or ADSs representing at least 15% of the outstanding Ordinary Shares, the Director nominated or appointed by SoftBank shall be subject to removal, with or without cause, only by SoftBank;

(c)                                  except as described in subsections (a) and (b) of this Article, so long as the Partnership Condition is satisfied any Director may be removed for cause only by a vote of the majority of the Board upon the recommendation of the nominating and corporate governance committee; and

(d)                                 Upon a failure to satisfy the Partnership Condition, any Director (subject to subsection (b) of this Article) may be removed by Ordinary Resolution, with or without cause.

95.                               The Board may, from time to time, and except as required by applicable law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

96.                               A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Shareholder of the Company shall nevertheless be entitled to attend and speak at general meetings.

97.                               The remuneration of the Directors shall be determined by the Board.

98.                               The Directors shall be entitled to be paid their travelling, hotel and other  expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

99.                               Any Director may in writing appoint another person to be his proxy to attend and vote on his behalf in accordance with the provisions set forth in this Article at any meeting of the Board at which he is unable to be present. A proxy who attends such a meeting shall be counted in the quorum. Every such proxy shall be entitled to attend and vote in such appointing Director’s place when the appointing Director is not personally present at such meeting; provided, that, prior to each meeting of the Board at which the proxy is to vote, the Director shall instruct the proxy as to the manner in which he is to cast the vote and shall inform the Board accordingly and the proxy shall be entitled to cast a vote on behalf of the Director only in accordance with such instructions. Where the proxy is a Director he shall be entitled to have such separate vote on behalf of the Director for which he is acting as proxy in addition to his own vote. A Director may at any time in writing revoke the appointment of a proxy appointed by him. Such proxy shall not be an officer of the Company and shall be deemed to be the agent of the Director appointing him. The remuneration of such proxy shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them. The signature of a proxy to any resolution in writing of the Directors or a committee thereof shall, unless the terms of the appointment provides to the contrary, be as effective as  the signature of the Director appointing him as proxy. For the avoidance of doubt,  any Director that has the right to attend any meeting of a committee established by the Board pursuant to Article 106 or Article 107 (including as a non-voting observer) may appoint a proxy to act in his place at such meeting pursuant to this Article 99, and the terms of this Article 99 shall apply to such proxy without limitation. Where the Director appointing a proxy is an Interested Director in respect of a matter to be considered at a meeting of the Board, the Interested Director shall procure that the proxy declares the nature of his interest at such meeting and the proxy may be counted in the quorum but shall not be entitled to vote on behalf of the Interested Director in respect of any contract or proposed contract or arrangement in which such Interested Director is interested. For the avoidance of doubt, a person who is appointed a proxy shall not in consequence thereof become an Indemnified Person.

POWERS AND DUTIES OF DIRECTORS

100.                        Subject to the Companies Law and these Articles, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company.

101.                        The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

102.                        The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

103.                        Subject to these Articles, the Directors may from time to time appoint any  Person, whether or not a Director, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, chief executive officer, chief financial officer, chief operating officer, chief risk officer, chief technology officer, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors.

104.                        No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

105.                        The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

106.                        Subject to Article 107 hereof, the Board may establish and delegate any of its powers to committees consisting of such Persons as it thinks fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board; provided, that, for so long as SoftBank has the right to nominate one Person to stand for election as a Director pursuant to Article 90(b), the Director nominated or appointed by SoftBank shall be entitled to (a) receive the same notice of meetings of each committee of the Board as is provided to members of such committees, (b) receive copies of all materials distributed to committee members generally in connection with such meetings, in each case at the same time that such notice and such materials are provided to committee members, and (c) upon prior notice to the relevant committee, attend, observe and participate in any discussions (but not participate in any vote, consent or other action) at any meeting of a committee to which such Director has not been appointed by the Board; provided, further, that such Director may be excluded from any such committee meeting or portion thereof and may be prohibited from receiving any related materials or portion thereof, to the extent (x) required by Law, (y) any communication from counsel protected by attorney-client privilege will be delivered during such meeting or in such materials and the presence or receipt, as applicable, of such Director would be reasonably likely to cause such communication to not be privileged, or (z) the Board determines in good faith that there exists, with respect to the subject matter of such committee meeting or related materials, an actual or potential conflict of interest between such Director or SoftBank and the Company such that a similarly positioned member of such committee would be recused from such matter in accordance with these Articles or any corporate governance guidelines, charter of such committee, code of ethics, code of conduct, related party transaction policy or other statement of governance or ethical principles adopted by the Company or the Board.

107.                        The Board shall establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles and shall have such powers as the Board may delegate pursuant to Article 106. Each of the audit committee, the compensation committee and the nominating and corporate governance committee shall consist of at least three Directors (or such larger minimum number as may be required from time to time by the Designated Stock Exchange Rules); provided, that, for so long as SoftBank has the right to nominate one Person to stand for election as a Director pursuant to Article 90(b), the observation rights granted to the Director nominated or appointed by SoftBank pursuant to Article 106 shall apply to each of the audit committee, the compensation committee and the nominating and corporate governance committee. The majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be Independent Directors. The audit committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

108.                        The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint an Attorney or Authorized Signatory for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

109.                        The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

110.                        Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

111.                        The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

112.                        The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

113.                        The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

114.                        Notwithstanding the foregoing, a Secretary or  any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

115.                        The office of any Director shall be vacated, if the Director:

(a)                                 becomes bankrupt or makes any arrangement or composition with his creditors generally;

(b)                                 dies or is found to be of unsound mind;

(c)                                  resigns his office by notice in writing to the Company;

(d)                                 is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

116.                        The Directors may meet together (either within or without the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present shall be entitled to one vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

117.                        A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone video-conference facility or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

118.                        The quorum necessary for the transaction of the business of the Directors may be fixed by the Board, and unless so fixed at another number, the quorum shall be a majority of the Directors then in office.

119.                        Any Interested Director shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is affiliated with any specified Person and is to be regarded as interested in any contract which may thereafter be made with that Person shall be deemed a sufficient declaration of interest in regard to any contract so made. An Interested Director shall be counted in the quorum but shall not be entitled to vote in respect of any contract or proposed contract or arrangement in which he is interested. Except with the prior approval of a majority of the non-Interested Directors, the Company will not, and will cause each of its Subsidiaries not to, enter into or engage in any transaction or agreement to which the Company or any of its Subsidiaries, on the one hand, and any such Interested Director or Person affiliated with such Interested Director, on the other hand, are parties or receive any direct or indirect economic or other benefits (except to the extent of their pro rata share in benefits accruing to other Shareholders of the Company).

120.                        Subject to any corporate governance policies adopted by the Board, a Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of  such  Director holding that office or of the fiduciary relation thereby established. Subject to any corporate governance policies adopted by the Board, a Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

121.                        The Directors shall cause minutes to be made for the purpose of recording:

(a)                                 all appointments of officers made by the Directors;

(b)                                 the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)                                  all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

122.                        When the Chairman and the Secretary of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings, provided always that a proper notice of the meeting (i) has been given to all Directors or (ii) has been waived or the Directors have consented to holding the meeting, or minutes thereof have been approved, by such Director(s).

123.                        A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be, shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors.

124.                        The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

125.                        The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

126.                        The Board shall designate a chairman of any committee established by Board. If no such chairman is elected, or if at any meeting the chairman is not present within sixty minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

127.                        A committee established by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising  at  any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

128.                        All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

129.                        A Director of the Company who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

130.                        Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

131.                        Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

132.                        Except in so far as the rights attaching to, or the terms of issue of, any Share otherwise provide:

(a)                                 all dividends shall be declared and paid according to the amounts paid up on the Shares in respect of which the dividend is paid, but no amount paid up on a Share in advance of calls shall be treated for the purposes of this Article as paid up on the Share; and

(b)                                 all dividends shall be apportioned and paid pro rata according to the amounts paid up on the Shares during any portion or portions of the period in respect of which the dividend is paid.

133.                        The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

134.                        Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by check it shall be sent by mail addressed to the holder at his address in the Register, or addressed to such Person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

135.                        The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution; provided, that the fair value of such specific assets shall be determined and fixed by a majority of the Independent Directors.

136.                        Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

137.                        If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

138.                        No dividend shall bear interest against the Company.

139.                        Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by the Board and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

140.                        The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

141.                        The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

142.                        The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or  any  of them  shall  be open  to  the inspection  of  Shareholders not  being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by applicable law or authorized by the Directors or by Ordinary Resolution.

143.                        The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

144.                        The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

145.                        Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

146.                        Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Shareholders.

147.                        The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Law and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALIZATION

148.                        Subject to the Companies Law, the Directors may:

(a)                                 resolve to capitalize an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)                                 appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)                                     paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)                                  paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)                                  make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)                                 authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)                                     the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)                                  the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)                                  generally do all acts and things required to give effect to the resolution.

SHARE PREMIUM ACCOUNT

149.                        The Directors shall in accordance with the Companies Law establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

150.                        There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Law, out of capital.

NOTICES

151.                        Except as otherwise provided in these Articles, and subject to the rules of the Designated Stock Exchanges, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile or by placing it on the Company’s Website should the Directors deem it appropriate provided that the Company has obtained the Shareholder’s prior express positive confirmation in writing to receive notices in such manner. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

152.                        Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

153.                        Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

154.                        Any notice or other document, if served by:

(a)                                 post, shall be deemed to have been served five days after the time when the letter containing the same is posted;

(b)                                 facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)                                  recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d)                                 electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e)                                  placing it on the Company’s Website, shall be deemed to have been served 12 hours after the notice or document is placed on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

155.                        Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

156.                        Notice of every general meeting of the Company shall be given to:

(a)                                 all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address, facsimile number or e-mail address for the giving of notices to them; and

(b)                                 every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

157.                        The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Shareholders including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

158.                        Each Indemnified Person shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

159.                        No Indemnified Person shall be liable:

(a)                                 for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company;

(b)                                 for any loss on account of defect of title to any property of the Company;

(c)                                  on account of the insufficiency of any security in or upon which any money of the Company shall be invested;

(d)                                 for any loss incurred through any bank, broker or other similar Person;

(e)                                  for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)                                   for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

160.                        The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

FINANCIAL YEAR

161.                        Unless the Directors otherwise prescribe, the financial year of the Company shall end on the last day of March in each year and shall begin on April 1 in each year.

NON-RECOGNITION OF TRUSTS

162.                        No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Law requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

163.                        The Company may be wound up only as follows:

(a)                                 if the winding up is initiated by the Board, by a Special Resolution; or

(b)                                 if the Company is unable to pay its debts as they fall due, by an Ordinary Resolution; or

(c)                                  in any other case, by a Special Resolution, and, for the purposes of any such Special Resolution, the requisite majority shall be 100%.

164.                        If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)                                 if the assets available for distribution among the Shareholders shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the Shares held by them; or

(b)                                 if the assets available for distribution among the Shareholders shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed among the Shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

165.                        If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide among the Shareholders in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any asset upon which there is a liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

166.                        Subject to the Companies Law, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

MERGERS AND CONSOLIDATIONS

167.                        The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

168.                        Any merger or consolidation that would adversely affect or alter the rights of the Partnership to nominate or appoint Persons to serve as directors on the board of directors of the surviving company of such merger or consolidation (including the protections of such rights contained in these Articles) shall be deemed a Special Partnership Matter.

169.                        In connection with any distribution, dividend or other payment in respect of Ordinary Shares upon a merger, consolidation, change of control, or sale, transfer, lease, exclusive license or other disposition of all or substantially all of the assets of the Company, such distribution, dividend or payment shall be made ratably on a per share basis to the Ordinary Shares.

CLOSING OF REGISTER OR FIXING RECORD DATE

170.                        For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 calendar days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders, the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

171.                        In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders, and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend, the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

172.                        If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

CLAIMS AGAINST THE COMPANY

173.                        Unless otherwise determined by a majority of the Board, in the event that (i) any Shareholder (the “Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Company and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits in which the Claiming Party prevails, then each Claiming Party shall, to the fullest extent permissible by law, be obligated jointly and severally to reimburse the Company for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that the Company may incur in connection with such Claim.

REGISTRATION BY WAY OF CONTINUATION

174.                        The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

175.                        The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.